

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
954 Lexington Ave. Suite 242
New York, NY 10021

     **Re:    ASI Entertainment, Inc.**
              **Form 10-K for the year ended June 30, 2009**
              **File No. 000-27881**

Dear Mr. Shiels:

     We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief